

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2012

Via E-mail
Steven M. Burdick
Chief Financial Officer
Tetra Tech, Inc.
3475 East Foothill Boulevard
Pasadena, California 91107

> Re: **Tetra Tech, Inc.**
> **Form 10-K for Fiscal Year Ended October 2, 2011**
> **Filed November 17, 2011**
> **Form 8-K Filed March 3, 2011**
> **File No. 0-19655**

Dear Mr. Burdick:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 2, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50
Results of Operations, page 54

1. In comment 2 to our letter dated February 22, 2010, we requested that you please quantify the impact each identified factor had on revenue and the other line items comprising income from continuing operations for each period presented. As part of our request, we noted that quantifying each of these factors provides investors with a better insight as seen through the eyes of management as to the significance of each factor along with an understanding as to how the factor may impact your future results. In your response letter dated March 11, 2010, you stated, "…we will provide quantitative disclosures of aggregated similar items that management considers material, including the amounts noted in our response to Comment 3 below, and that provide information beneficial to investors in understanding the trends in our business

and the factors that cause material changes." However, we continue to note areas where it would appear quantified disclosures would provide investors with relevant information to fully understand the factors impacting your operating results. For example, your analysis of operating income at the consolidated level lists 10 factors affecting operating income for fiscal year 2011 as compared to fiscal year 2010. However, only three of the 10 factors were quantified. Your other areas of analysis for your consolidated results and segment results also provide limited quantification of the factors disclosed as impacting your results. As such, we continue to request that you provide investors with a more complete analysis of your operating results at the consolidated and segment levels by quantifying the impact of the material factors discussed. Please refer to Item 303(A)(3)(iii) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. In comment 3 in our letter dated February 22, 2010, and comment 2 in our letter dated March 16, 2010, we expressed concerns that the discussion and analysis provided for your operating results in your fiscal year 2009 Form 10-K did not enable a reader to fully understand the specific facts and circumstances impacting your operating results of each of the three fiscal years presented. As part of our comments, we specifically referenced the $24.2 million recognized for loss contracts during fiscal year 2009, or 19.9% of fiscal year 2009 income from operations. In your letters dated March 11, 2010, and March 29, 2010, you agreed to "…provide further qualitative analysis together with the appropriate quantitative analysis to enhance our discussion of the known material trends, events, demands, commitments and uncertainties noted in our MD&A." However, your discussion and analysis of your operating results at the consolidated and segment levels continue to include statements that appear vague and incomplete. For example, it is unclear how your analyses of operating income as a percentage of revenue for your segments comparing fiscal years 2011 and 2010 provide investors with an understanding of the material positive and negative factors that impacted your margins sufficient to properly evaluate your operating results, especially considering your size and breadth of operations. For example, you state the margin increase for the ECS segment is due to "…improved project execution and higher profit margins on international business." Similar, non-specific analyses are provided for your other three segment operating income margins. While you do provide investors with a more comprehensive list of factors impacting your consolidated operating income margins, an analysis is not provided for those factors that should be expanded upon. In this regard, there should have been expanded discussion for the following factors listed as negatively and positively impacting your operating income margin: (a) the favorable project close-outs on energy and construction management projects, (b) favorable claim settlements, (c) lower bad debt expense on commercial projects, (d) net reduction of earn-out liabilities, (e) and contract costs incurred for project overruns on several fixed-price construction projects and a large energy project. As such, we continue to request that you provide enhanced disclosures of the material factors impacting your operating results at the consolidated and segment levels that provide investors with a full understanding of the circumstances surrounding each factor and whether that factor is expected to continue to have an impact going forward. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Financial Condition, Liquidity and Capital Resources, page 63

3. We note your disclosure that you have $287.7 million of borrowings available under your credit facility as of October 2, 2011. Please expand this disclosure in future filings to clarify if this amount is available without violating any of your covenants.

Critical Accounting Policies, page 64

4. Please expand upon your disclosures regarding your estimates associated with claims to clarify if there has been a material impact to revenues and/or operating income during any periods presented for instances in which costs are recognized in one period and revenue is recognized in a subsequent period.

4. Mergers and Acquisitions, page 85

5. We note that in certain of your merger and acquisition agreements, the sellers have rights to earn additional consideration (i.e., contingent consideration). Considering the significance of the contingent consideration to total liabilities and potentially to your cash flows, please address the following in future filings:
   - Expand your accounting policy in Note 2 to clarify (a) what factors you consider for classifying contingent earn-out payments as part of the purchase price rather than compensation, and (b) how you reflect the settlement of contingent earn-out payments in your consolidated statements of cash flows;
   - Expand upon your current disclosures to provide the information required by ASC 805-30-50-4.a. such that your disclosures clearly explain to investors the amount of contingent consideration recognized as a liability at the acquisition date and within the measurement period versus the amount recognized due to the remeasurement of the fair value of the payments through your statement of income; and
   - Either here or within MD&A, clarify for investors the business purpose for negotiating these earn-out arrangements and disclose the portion of contingent consideration payments related to the original measurement period versus those payments related to the remeasurement of the liability each reporting period.

   Please provide us with the disclosures you would have included in your fiscal year 2011 Form 10-K and the subsequent 10-Q. As part of your response, please provide us with a detailed rollforward of your contingent earn-out payments liability for each period presented in your fiscal year 2011 Form 10-K and subsequent Form 10-Q. For any payments made, please tell us how those payments were reflected in the consolidated statements of cash flows.

6. We note that contingent consideration earn-out payments are now classified as financing activities in your January 1, 2012 Statement of Cash Flows. The $9.4 million of payments during the January 1, 2012 period comprise over 50% of reported financing cash flow and the amount approximates 140% of your reported investing cash flow. Given the disclosure on page 63 of your 10-K, it appears that these payments were previously classified as investing activities. Please explain to us how you determined that your reclassification complies with

GAAP, and how you determined that this accounting change is preferable in light of the guidance in SAB 6:G.2.b. We understand that under your earn-out arrangements, a variable payment obligation is triggered only upon the realization of future income levels by your acquired businesses. We understand that such payments are disproportionately smaller than the target income amounts, similar to a royalty agreement. Consequently, it is not clear how these arrangements possess any relevant characteristics indicative of substantive debt or financing transactions given that the "borrower" receives no initial cash payment and that there are no standard principal, interest or collateral provisions. The application of an assumed interest rate to fair value the liability does not appear determinative given that such calculations are used to value other non-financing transactions such as long-term environmental and pension liabilities. Please clarify for us whether you have identified accounting literature that definitively prohibits the classification of your contingent consideration as an investing activity. If so, then tell us how you determined that your earn-out arrangements are not substantially equivalent to royalty obligations with a corresponding classification as operating cash flow.

17. Reportable Segments, page 103

7. We note that you realigned certain operating units within three of your four reportable segments during fiscal year 2012. Please revise this disclosure in future filings to clarify whether your operating units meet the definition of operating segments. In this regard, please note that ASC 280-10-50-21.a. requires disclosure when operating segments are aggregated into one or more reportable segments.

Form 8-K Filed March 3, 2011

8. It does not appear that you have amended your Form 8-K to report your decision regarding the frequency of say-on-pay votes. The amended Form 8-K is generally required to be filed within 150 days after the shareholder meeting. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief